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                            April 11, 2022

       Jeffrey S. Points
       Chief Financial Officer
       Cardiovascular Systems, Inc.
       1225 Old Highway 8 Northwest
       St. Paul, Minnesota 55112-6416

                                                        Re: Cardiovascular
Systems, Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2021
                                                            Filed August 19,
2021
                                                            Response Dated
February 17, 2022
                                                            File No.: 000-52082

       Dear Mr. Points:

               We have reviewed your February 17, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 3, 2022 letter.

       Form 10-K for the fiscal year ended June 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Information, page 39

   1. We appreciate the information provided to us in response to prior comment 1. We believe that your adjustment to
exclude the IPR&D charge from Adjusted EBITDA is inconsistent with the guidance in
Question 100.01 of the Non-GAAP Financial Measures Compliance
                                                        and Disclosure
Interpretations. Please confirm to us that you will no longer include this adjustment in any
non-GAAP financial measure presented in accordance with Item 10(e)
                                                        of Regulation S-K or
Regulation G.

                                                        You may contact Michael
Fay at 202-551-3812 or Brian Cascio, Accounting Branch
 Jeffrey S. Points
Cardiovascular Systems, Inc.
April 11, 2022
Page 2

Chief, at 202-551-3676 if you have any questions.



FirstName LastNameJeffrey S. Points                 Sincerely,
Comapany NameCardiovascular Systems, Inc.
                                                    Division of Corporation
Finance
April 11, 2022 Page 2                               Office of Life Sciences
FirstName LastName